WEIL, GOTSHAL & MANGES LLP
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[redacted]

07023758

WRITER'S DIRECT LINE

202 682-7296

May 22, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

dw 5/24

Commission File #
82-4908

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

GREENCORE GROUP PLC ("Greencore")
Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 Greencore notifies the market of the following:-

As of today's date, Greencore's issued share capital consists of 198,623,213 ordinary shares with voting rights. In addition, Greencore holds 3,904,716 ordinary shares as Treasury shares with no voting rights.

The above figure (198,623,213) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Greencore under the FSA's Disclosure and Transparency Rules.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

28th February, 2007

Commission File #
82-4508

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1129

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 5th MARCH, 2007, THAT BANK OF IRELAND AS AT 2nd MARCH, 2007 HAS A NOTIFIABLE INTEREST IN 15,425,292 (7.76%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 666,342 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES LIMITED, 107,284 SHARES ARE REGISTERED IN THE NAME OF BNY CUSTODIAL NOMINEES LIMITED AND 14,651,666 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, AS REGISTERED OWNER ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

5TH MARCH 2007

END